UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

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Indicate by check mark if the Registrant is submitting the

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information contained in this Form, is also thereby furnishing the information to the

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nota

Press release
Paris, 16 February 2016

2015 full-year results

Orange exceeds its financial targets, stabilising restated EBITDA, supported by strong commercial momentum in very high-speed broadband

2015 was particularly rich in structurally significant events for the Group, starting with the presentation of the new strategic plan Essentials2020 in March focused on our customers’ expectations and the quality of the Orange experience. In Europe, the acquisition of Jazztel led to the creation of the second largest fixed broadband operator in Spain and one of the most dynamic mobile operators in an environment that is rapidly moving towards convergence. In addition, the Group announced the sale of Orange Armenia to the Armenian operator Ucom in August while the sale of the EE joint venture in the United Kingdom to BT Group was completed in January 2016. Orange also strengthened its presence in Africa, a strategic priority for the Group, with the increased participation in and consolidation of Médi Telecom in Morocco from 1 July 2015 and the acquisitions currently underway in Burkina Faso, Liberia, Sierra Leone and the Democratic Republic of the Congo.

-Restated EBITDA was 12.426 billion euros in 2015, ahead of the 2015 target[1]. With a 0.1% increase for the year on a comparable basis, the Group stabilised restated EBITDA a year ahead of the trajectory in the Essentials2020 strategic plan. The ratio of restated EBITDA to revenues (30.9%) also improved 0.1 percentage points compared to 2014. The optimisation of the Group’s cost structure continues with the reduction of indirect costs (118 million euros), while direct costs rose (62 million euros) in line with the development of the business.

-Revenues were 40.236 billion euros in 2015, relatively stable in relation to the preceding year on a comparable basis (-0.1%), after declining 2.5% in 2014. Revenues grew for the second consecutive quarter (up 0.1% in the 4th quarter after rising 0.5% in the 3rd quarter), led by the favourable trend in France and the Europe zone, while business in Africa and the Middle East remained strong. Furthermore, the Enterprise segment confirmed the stabilisation observed during the preceding two quarters.

-CAPEX (6.486 billion euros in 2015) increased 9.3% on a comparable basis, representing 16.1% of revenues (+1.4 percentage points compared to the preceding year). In line with the Essentiels2020 strategic plan, investment in fibre in Europe rose sharply (+55% compared to 2014), particularly in France. Investment in the mobile networks remained strong with the upgrading of mobile access networks and the continued deployment of 4G.

-The Group’s 4th quarter 2015 commercial activity continued the good results of previous quarters. At 31 December 2015, the Group had nearly 18 million 4G customers in Europe (2.3x in one year) and 1.882 million fibre customers (2.7x in one year).

In France, net mobile contract sales[2] remained strong in the 4th quarter (+179,000) and there were 8.0 million 4G customers at 31 December 2015 (+1.4 million in the 4th quarter); fixed broadband recorded 121,000 net additions in the 4th quarter, led by fibre (+133,000) with a total of 960,000 customers at 31 December 2015.

In Spain, mobile 4G was up sharply with 5.1 million customers at 31 December 2015; there were 809,000 fibre customers at that date, an increase of 246,000 customers in the 4th quarter. In Poland, the 4th quarter had a record number of net additions of mobile contracts (+274,000). Likewise in Belgium, mobile contracts2 rebounded with 28,000 net additions in the 4th quarter.

In Africa and the Middle East, growth of the mobile customer base continued to be strong with 110.2 million customers at 31 December 2015 (+4.1% on a comparable basis), while Orange Money had 16.4 million customers at that date (+31% year on year on a comparable basis).

-Net income was 2.958 billion euros in 2015, an increase of 1.733 billion euros compared to 2014, mainly related to the favourable change in operating results, the reduction of tax expenses and the net income from discontinued operations (EE). Net income attributable to equity holders of the Group almost tripled, reaching 2.652 billion euros in 2015 versus 925 million euros in 2014.

-Net debt was 26.552 billion euros at 31 December 2015, an increase of 462 million euros compared to 31 December 2014. Excluding the impact of acquisitions and disposals carried out in 2015 (principally the acquisition of Jazztel and the increased participation in and consolidation of Médi Telecom), net debt at 31 December 2015 would have declined 851 million euros compared with 31 December 2014. The restated ratio of net financial debt to EBITDA was 2.01x at 31 December 2015, versus 2.09x at 31 December 2014, in line with the objective of a ratio of around 2x in the medium term.

Outlook for 2016

For 2016, Orange aims for a restated EBITDA higher than in 2015 on a comparable basis. This objective will be supported by continued efforts to reduce the cost structure.

The Group maintains its objective of a ratio of net debt to EBITDA of around 2x in the medium term to preserve Orange’s financial strength and investment capacity. Within this framework, the Group is pursuing a policy of selective acquisitions by concentrating on markets in which it is already present.

The Group confirms the payment of a dividend of 0.60 euros per share for 2015[3]. An interim dividend for 2015 of 0.20 euros per share was paid on 9 December 2015 and the balance of 0.40 euros per share will be paid on 23 June 2016[4].

The Group expects to propose a dividend of 0.60 euros per share for 2016. An interim dividend for 2016 of 0.20 euros per share should be paid in December.

In addition, the Group confirmed at the start of the year that discussions had resumed with the Bouygues Group with the aim of a business combination with Bouygues Telecom. These discussions are ongoing and require at least several weeks before any decision is taken. Orange will act solely in the interests of its shareholders, employees and customers and will be particularly attentive to the value created by such a project.

Commenting on the 2015 results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"Our good results for 2015 confirm the relevance of our new strategic plan, Essentiels2020, designed to differentiate us in terms of quality of customer experience. For the first time since 2009, and one year ahead of target, restated EBITDA for the year is growing.

This growth is the result of a very strong commercial performance, particularly in very high-speed broadband, and our continued efforts to control costs. The number of 4G customers, which reached 18 million, has doubled in a year and we have 1.9 million fibre customers, three times more than at the end of 2014. We also have 110 million mobile customers in Africa and the Middle East, up 4.1% year on year on a comparable basis.

This commercial momentum is the reward for our accelerated investment, which increased 9.3% to 6.5 billion euros, in order to offer our customers the best networks and services, as well as the strong mobilisation of our teams.

We also continued to develop our international presence during 2015, in line with our strategy. In Europe, our focus remains on fixed-mobile convergence, as in Spain where the integration of Jazztel has exceeded our objectives and has enabled us to create the most dynamic convergent operator in the market. As for the Africa and Middle East region, this represents a growth area for us and one in which we continue to develop and invest through our new holding company, Orange Middle East & Africa. This can be seen through our increased participation in Médi Telecom in Morocco and our recent acquisition projects in Burkina Faso, Liberia, Sierra Leone and the Democratic Republic of the Congo.

Strengthened by our strategy and the commitment of our teams, we intend to continue this good momentum, targeting further growth in restated EBITDA in 2016 on a comparable basis."

Key figures

-Full year data

	2015	2014	2014	change	change	change
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis***

Revenues	40,236	40,283	39,445	(0.1)%	0.3%	2.0%
Of which :
France	19,141	19,304	19,304	(0.8)%	(0.6)%	(0.8)%
Europe	9,963	10,139	9,799	(1.7)%	(0.8)%	1.7%
Spain	4,253	4,355	3,876	(2.3)%	(1.5)%	9.7%
Poland	2,831	2,914	2,918	(2.9)%	(2.5)%	(3.0)%
Belgium & Luxembourg	1,235	1,249	1,249	(1.1)%	(0.0)%	(1.1)%
Central European countries	1,648	1,625	1,760	1.4%	3.5%	(6.3)%
Intra-Europe eliminations	(4)	(4)	(4)	-	-	-
Africa & Middle East	4,899	4,659	4,286	5.1%	5.4%	14.3%
Enterprise	6,405	6,465	6,299	(0.9)%	(0.9)%	1.7%
International Carriers & Shared Services	1,915	1,845	1,894	3.8%	3.8%	1.1%
Intra-Group eliminations	(2,087)	(2,129)	(2,137)	-	-	-
Restated EBITDA*	12,426	12,417	12,190	0.1%	0.8%	1.9%
As % of revenues	30.9%	30.8%	30.9%	0.1 pt	0.2 pt	(0.0) pt
Of which :
France	7,076	7,001	6,991	1.1%	1.7%	1.2%
Europe	2,732	2,855	2,790	(4.3)%	(2.6)%	(2.1)%
Spain	1,068	1,072	958	(0.4)%	1.3%	11.5%
Poland	841	920	921	(8.6)%	(7.6)%	(8.6)%
Belgium & Luxembourg	276	275	275	0.4%	4.1%	0.4%
Central European countries	546	589	637	(7.2)%	(5.0)%	(14.2)%
Africa & Middle East	1,668	1,591	1,402	4.9%	4.9%	19.0%
Enterprise	954	956	990	(0.3)%	(0.3)%	(3.7)%
International Carriers & Shared Services	(4)	13	16	-	-	-
Operating Income	4,742	4,331	4,571	9.5%		3.7%
Net income	2,958		1,225			141.5%
Net income attributable to equity owners of the Group	2,652		925			186.7%
CAPEX (excluding licences)	6,486	5,935	5,636	9.3%		15.1%
As % of revenues	16.1%	14.7%	14.3%	1.4 pt		1.8 pt

		31 December 2015	31 December 2014

Net financial debt		26,552	26,090
Restated ratio** of net financial debt / EBITDA		2.01x	2.09x

* EBITDA restatements are described in appendix 5.

** The method of calculating the restated ratio of net debt to EBITDA is described in appendix 4.

*** On an historical basis, 2015 revenues increased 2.0% in relation to 2014, including:

- the impact of changes in consolidation scope (+1.0 percentage point), in particular with the acquisition of Jazztel and the full consolidation of Médi Telecom on 1 July 2015; the disposals of 80% of Dailymotion on 30 June 2015 (+10% on 30 July), of Orange Armenia on 3 September 2015, of Orange Dominicana on 9 April 2014 and of Orange Uganda on 11 November 2014; and the proportional consolidation of Telkom Kenya on 31 December 2014;

- the impact of foreign exchange fluctuations (+1.1 percentage points), chiefly with the rise of the dollar, the Egyptian pound and the Jordanian dinar.

-Quarterly data

	4rth quarter	4rth quarter	4rth quarter	change comparable	change excluding	change historical
	2015	2014	2014	basis	regulatory	basis
In millions of euros		comparable basis	historical basis		measures

Revenues	10,395	10,384	10,049	0.1%	0.3%	3.5%
Of which :
France	4,862	4,865	4,865	(0.1)%	0.3%	(0.1)%
Europe	2,618	2,645	2,452	(1.0)%	(0.9)%	6.8%
Spain	1,189	1,198	979	(0.7)%	(0.6)%	21.5%
Poland	686	723	733	(5.1)%	(5.0)%	(6.4)%
Belgium & Luxembourg	323	315	315	2.3%	2.3%	2.3%
Central European countries	422	410	425	2.9%	3.1%	(0.8)%
Intra-Europe eliminations	(1)	(1)	(1)	-	-	-
Africa & Middle East	1,312	1,276	1,142	2.8%	3.0%	14.9%
Enterprise	1,657	1,664	1,635	(0.4)%	(0.4)%	1.3%
International Carriers & Shared Services	473	475	496	(0.4)%	(0.4)%	(4.7)%
Intra-Group eliminations	(526)	(541)	(541)	-	-	-
Restated EBITDA*	3,063	3,020	2,937	1.4%	2.0%	4.3%
As % of revenues	29.5%	29.1%	29.2%	0.4 pt	0.5 pt	0.2 pt
CAPEX (excluding licences)	2,252	1,973	1,828	14.1%		23.2%
As % of revenues	21.7%	19.0%	18.2%	2.7 pt		3.5 pt

* EBITDA restatements are described in appendix 5.

Quarterly data related to restated EBITDA for 2015 and 2014 takes into account the adoption of IFRIC 21 in the 1st half of 2015 (no impact on the amount of annual results).

*

* *

The Board of Directors of Orange SA met on 15 February 2016 and approved the Group's financial statements.

The Group’s statutory auditors audited those financial statements, and the audit reports relative to their certification are in the process of being issued.

More detailed information is available on the Orange website:

www.orange.com

Comments on key Group figures

Revenues

Revenues for the Orange Group were 40.236 billion euros in 2015, almost stable on a comparable basis (-0.1%, -47 million euros) after declining 2.5% in 2014 (-1.024 billion euros). Excluding the impact of regulatory measures (-154 million euros), revenues rose 0.3% after falling 1.6% in 2014.

In the 4th quarter of 2015, revenues were up 0.1% on a comparable basis after rising 0.5% in the 3rd quarter. This favourable change reflects the improving trend in mobile services and the continued growth of fixed broadband services.

In France, revenues stabilised in the 4th quarter (-0.1%) after falling 0.6% in the 3rd quarter. The mobile services trend improved (-0.2% in the 4th quarter versus -0.9% in the 3rd quarter) and fixed broadband services rose 3.2% after rising 2.3% in the 3rd quarter.

In the Europe zone, revenues were down 1.0% in the 4th quarter:

-in Spain, the revenue trend improved with a modest decrease of 0.7% in the 4th quarter, after declining 1.7% in the 3rd quarter. Growth resumed in mobiles services in the 4th quarter (+ 0.7% after falling 2.7%) and fixed broadband services were up 6.6%, as in the 3rd quarter;

-in Poland, the decline in mobile services slowed (-1.9% after the 2.8% decrease in the 3rd quarter) and fixed services (-8.5%) continued the trend of previous quarters;

-Belgium & Luxembourg: revenues rose 2.3% in the 4th quarter. Mobile services were on an upward trend, with the rebound in contracts and the increase in quarterly ARPU;

-Revenues from the Central European countries rose 2.9% in the 4th quarter. Romania rose 7.4%, while Slovakia and Moldova remained in decline, down 3.6% and 5.0% respectively.

In Africa and the Middle East, mobile services rose 4.3% in the 4th quarter, led by Côte d’Ivoire, Egypt, Mali and the Democratic Republic of the Congo.

The Enterprise segment confirmed the stabilisation of its revenues with a limited decrease of 0.4% in the 4th quarter. IT and integration services were up 3.6%; in particular, the growth of security services and of the Cloud remained strong over the quarter (+14% and +7% respectively).

Customer base growth

There were 201.2 million mobile customers at 31 December 2015, an increase of +3.2% year on year (+6.2 million net additions) on a comparable basis. Africa and the Middle East had 110.2 million customers at 31 December 2015, an increase of 4.1% (+4.4 million net additions).

In France, the mobile contract base (24.1 million customers) rose 9.9%, representing 85% of the mobile customer base at 31 December 2015. In the Europe zone, mobile contracts (31.4 million customers at 31 December 2015) climbed 6.3% year on year, representing 62.4% of the mobile customer base at 31 December 2015 (+2.9 percentage points in one year). The increase in contract customers in the Europe zone principally related to Spain, Poland and Romania.

Fixed broadband had 18.1 million customers at 31 December 2015, an increase of 3.1% year on year for 549,000 net additions, including 380,000 in France and 235,000 in Spain. Fixed broadband subscribers included 1.882 million fibre subscribers at 31 December 2015, of which 960,000 in France and 809,000 in Spain.

Restated EBITDA

Restated EBITDA was 12.426 billion euros in 2015, stable (+0.1%) on a comparable basis after declining 2.5% in 2014. The restated EBITDA margin was 30.9%, an increase of 0.1 percentage points compared to the previous year. Restated EBITDA benefitted first of all from the significant slowing of the revenue decline. Added to this was the 118 million-euro reduction in indirect costs. In particular, labour expenses fell 1.3% (112 million euros), with the average number of employees declining 3.9% on a comparable basis (144,499 full time equivalents in 2015 versus 150,430 in 2014). The other indirect costs were generally stable: the savings achieved on overheads were offset in particular by increased taxes and network costs.

Meanwhile, direct costs rose 62 million euros in relation to 2014, mostly due to interconnection and connectivity costs and to content purchases, partially offset by the reduction in purchasing costs for customer equipment and reduced commissions related to the streamlining of distribution channels.

In the 4th quarter of 2015, restated EBITDA (3.063 billion euros) was up 1.4% on a comparable basis, confirming the growth observed in the 3rd quarter (+1.1%). Similarly, the quarterly restated EBITDA margin (29.5%) was up 0.4 percentage points compared to the 4th quarter of 2014, after improving 0.2 percentage points in the 3rd quarter.

Operating income

The Orange Group had operating income of 4.742 billion euros in 2015, an increase of 171 million euros on an historical basis. On a comparable basis, the increase was 411 million euros, related in particular to EBITDA growth (+263 million euros before restatements), to the absence of goodwill impairment in 2015 (versus a write-down of 229 million euros in 2014 related to Belgium) and to the 183 million-euro improvement in the results of proportionally consolidated entities. These favourable items were partially offset by the increased depreciation and amortisation (-245 million euros) and increased impairment of assets (-25 million euros).

Net income

The Orange Group had consolidated net income of 2.958 billion euros in 2015, compared to 1.225 billion euros in 2014 (on an historical basis). The increase of 1.733 billion euros between the two periods was generated by: the tax expense reduction (924 million euros) principally related to Spain and to the impact of the Orange Dominicana disposal in 2014; increased net income from operations discontinued or being sold (583 million euros) regarding the EE joint venture in the United Kingdom; growth of 171 million euros in operating income; and, to a lesser extent, improved net financial income (55 million euros). Net income attributable to equity owners of the Group was 2.652 billion euros in 2015, compared to 925 million euros in 2014.

CAPEX

CAPEX was 6.486 billion euros in 2015. In line with the Essentiels2020 plan, it rose 9.3% compared to the previous year on a comparable basis. The ratio of CAPEX to revenues was 16.1%, an increase of 1.4 percentage points compared to 2014.

Investments in fibre rose sharply (+55% year on year on a comparable basis). At 31 December 2015, 5.1 million households had connectivity in France and 6.8 million in Spain. In Poland, more than 4.7 million households were eligible for VDSL at 31 December 2015, and 716,000 households had fibre connectivity at that date.

Orange is the 4G leader in France with coverage of 80% of the population at 31 December 2015. At 31 December 2015, 4G coverage reached 85% of the population in Spain, 84% in Poland, 99% in Belgium, 72% in Romania, 65% in Slovakia and 84% in Moldova. In addition, 4G is deployed in Botswana, Jordan, Morocco, Mauritius, Cameroon and Guinea-Bissau.

The Group’s investment strategy also targets an improved customer experience, notably in France, where 3G+ coverage now exceeds 90% of the principal motorways. In the area of the Internet of Things (IoT), in France Orange is investing in a dedicated network based on LoRa technology.

Modernisation of the stores is underway with the deployment of the new Smart Store concept, in direct connection with the action levers of the Essentiels2020 plan. A total of 21 Smart Stores were open at 31 December 2015 in France, Poland, Romania, Moldova, Jordan and Tunisia.

Changes to portfolio of operations

In accordance with the agreement signed in February 2015, Orange and Deutsche Telekom completed the sale of 100% of EE, their joint venture in the United Kingdom, to BT Group in January 2016. Prior to this transaction, Orange received a dividend of 132 million pounds sterling (approximately 173 million euros) in January 2016. On completion, Orange received 3.4 billion pounds sterling (4.5 billion euros) in cash and an equity stake of 4% in BT Group, valued at 1.9 billion pounds sterling (2.5 billion euros) at the opening share price of 29 January 2016. This amount will be adjusted in relation to the amount of EE’s net debt, working capital requirement and capital expenditure at 29 January 2016. This adjustment will be determined during the 1st half of 2016.

In November 2015, Orange announced that it had signed an agreement with Helios Investment Partners for the disposal of its entire equity interest of 70% in Telkom Kenya. The completion of this transaction remains subject to the approval of the relevant authorities. Orange’s stake in Telkom Kenya has been proportionally consolidated since 31 December 2014.

In August 2015, Orange announced the sale of 100% of Orange Armenia to Ucom, an Armenian internet service provider.

On 12 January 2016, Orange announced the conclusion of an agreement with Cellcom Telecommunications Ltd to acquire 100% of Cellcom, the second largest mobile operator in Liberia (by number of subscribers), through its subsidiary Orange Côte d'Ivoire.

On 13 January 2016, the Group and Bharti Airtel announced that they signed an agreement for the acquisition by Orange of Airtel's subsidiaries in Burkina Faso and Sierra Leone. Orange will acquire 100% of the shares of the two companies. The two companies have consolidated revenues of approximately 275 million euros. Orange will carry out these transactions in partnership with its subsidiaries in Côte d’Ivoire and Senegal.

On 8 February 2016, Orange announced that it had signed an agreement with the Millicom group for the acquisition by Orange of 100% of the capital of Tigo in the Democratic Republic of the Congo.

Net financial debt

The Orange Group had net financial debt of 26.552 billion euros at 31 December 2015, an increase of 462 million euros compared to 31 December 2014. Excluding the impact of acquisitions and disposals carried out in 2015 (primarily the acquisition of Jazztel and the increased participation in and consolidation of Médi Telecom), net financial debt at 31 December 2015 would be down 851 million euros compared to 31 December 2014.

The net impact of the Jazztel acquisition in 2015 (4.0 billion euros), combined with the release of the monetary instruments pledged as collateral for the purchase offer set up in 2014 (2.9 billion euros) caused a 1.1 billion-euro increase of the Group’s net debt in 2015.

The restated ratio of net financial debt to EBITDA was 2.01x at 31 December 2015, versus 2.09x at 31 December 2014. This is in line with the target of a restated ratio of net debt to EBITDA of around 2x in the medium term.

The components of the change in net financial debt in 2015 are presented in appendix 4.

Review by operating segment

France

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	19,141	19,304	19,304	(0.8)%	(0.8)%
Restated EBITDA	7,076	7,001	6,991	1.1%	1.2%
Restated EBITDA / Revenues	37.0%	36.3%	36.2%	0	0
CAPEX	3,097	2,799	2,799	10.6%	10.6%
CAPEX / Revenues	16.2%	14.5%	14.5%

In France, revenues were stable in the 4th quarter (-0.1%), confirming the gradual improvement of the preceding quarters. In particular, mobile services recorded a modest downturn of 0.2%: the effect of the rapid growth of SIM-only offers (52% of retail contracts at 31 December 2015 versus 35% one year earlier) and, to a lesser extent, the impact of the reform of special numbers[5] was offset by the increase in mobile services supplied to other operators[6]. Commercial momentum remained strong in the 4th quarter with 179,000 net contract additions[7], of which 121,000 net additions came from online Sosh offers, and a total of 2.938 million customers at 31 December 2015 (+19% year on year). Overall, the contract customer base7 (20.264 million customers) rose 3.3% over the year, with 8.0 million 4G customers at 31 December 2015 (+1.4 million customers in the 4th quarter).

Mobile equipment sales rose 6.0% in the 4th quarter of 2015, led by instalment payment plans and handset-only sales.

The fixed services performance improved, with a modest decrease of 0.9% in the 4th quarter. The growth of fixed broadband services accelerated (up 3.2% after rising 2.3% in the 3rd quarter), led by customer base growth and the rising share of fibre and premium offers (Play and Jet).

The fixed broadband customer base reached 10.734 million subscribers at 31 December 2015 (+3.7% year on year). It included 960,000 fibre subscribers at that date, versus 563,000 one year earlier (+71%). Convergent offers represented 48.8% of the fixed broadband customer base at 31 December 2015, versus 44.3% one year earlier. The decline of traditional telephony slowed to 9.7% after falling 11.2% in the 3rd quarter, and carrier services remained stable for the third consecutive quarter.

Restated EBITDA for France was up 1.1% in 2015 on a comparable basis, while the restated EBITDA margin (37.0%) improved by 0.7 percentage points compared to the preceding year. Added to the significant slowing of the revenue decline were efforts to reduce the cost base in relation to both indirect costs (labour expenses, overheads, IT and property expenses), which were down 129 million euros, and direct costs (customer equipment and distribution costs, partly offset by increased interconnection costs), which fell 109 million euros.

CAPEX in France climbed 10.6% in 2015, and the ratio of CAPEX to revenues was 16.2%, led by the strong growth of investments in fibre (+50%). Orange remains the fibre leader in France, bringing connectivity to 5.1 million households (+1.4 million year on year). Investments in 4G continued at a significant rate. Orange is ranked number one in 4G with coverage of 80% of the population, and is pursuing the deployment of 4G+.

Europe

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	9,963	10,139	9,799	(1.7)%	1.7%
Restated EBITDA	2,732	2,855	2,790	(4.3)%	(2.1)%
Restated EBITDA / Revenues	27.4%	28.2%	28.5%	0	0
CAPEX	1,783	1,718	1,497	3.8%	19.1%
CAPEX / Revenues	17.9%	16.9%	15.3%

In Europe, revenues declined 1.0% in the 4th quarter after falling 0.9% in the 3rd quarter on a comparable basis. Gradual stabilisation in Spain and higher growth in the Belgium & Luxembourg segment offset the downturn in Poland (notably related to decreased sales in infrastructure projects), while the growth of the previous two quarters continued in the Central European countries.

For the Europe zone as a whole, revenues from mobile services were stable in the 4th quarter after falling 1.2% in the 3rd quarter. They reflect in particular the continuous growth of the contract customer base (+6.3% at 31 December 2015 year on year on a comparable basis). Fixed services also improved (up 0.2% in the 4th quarter after falling 1.5% in the 3rd quarter), led by the growth of fixed broadband services, especially in Spain. Meanwhile, mobile equipment sales were down 12.2% in the 4th quarter after a decline of 0.8% in the 3rd quarter, due to the slowing of sales in Spain.

Restated EBITDA for the Europe zone declined 4.3% in 2015 on a comparable basis, while the restated EBITDA margin was 27.4% (down 0.7 percentage points compared with the preceding year). The revenue decline (-176 million euros) was partially offset by reduced operating costs (52 million euros). The reduction of indirect costs (136 million euros), mainly related to labour expenses, overheads, network costs and advertising expenses, was partly offset by increased direct costs (83 million euros) related to interconnection costs and access to third-party networks.

CAPEX in the Europe zone rose 3.8% in 2015 on a comparable basis, and the ratio of CAPEX to revenues was 17.9% (+1.0 percentage point compared with 2014). A large share of the investments concerned 4G services in all countries of the Europe zone and very high-speed broadband in Spain (fibre) and Poland (fibre and VDSL).

Spain

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	4,253	4,355	3,876	(2.3)%	9.7%
Restated EBITDA	1,068	1,072	958	(0.4)%	11.5%
Restated EBITDA / Revenues	25.1%	24.6%	24.7%	0	0
CAPEX	864	821	585	5.3%	47.6%
CAPEX / Revenues	20.3%	18.8%	15.1%

Spain’s revenues continued the improvement of the preceding quarters, with a slight decrease of 0.7% in the 4th quarter on a comparable basis, after falling 1.7% in the 3rd quarter and 3.8% in the 1st half.

This gradual stabilisation of revenues reflects the favourable mobile services trend, which rose 0.7% in the 4th quarter after declining 2.7% in the 3rd quarter and 8.1% in the 1st half. The impact of commercial and tariff repositioning from previous years is gradually decreasing. In particular, SIM-only offers represented almost all of the retail contracts (99%) at 31 December 2015. The 4th quarter also saw the effects of new, richer contract offers, helping to improve ARPU. All contracts combined (12.023 million customers at 31 December 2015) reflected a 7.0% growth year on year on a comparable basis. The 4G customer base grew strongly with 5.1 million customers at 31 December 2015.

Fixed services rose 7.8% in the 4th quarter. Fixed broadband revenues continued their steady climb (+6.6% on a comparable basis) with an increase in the customer base to 3.753 million at 31 December 2015 (+6.7% year on year on a comparable basis). Convergent offers represented 81% of this customer base at that same date (+4 percentage points year on year). Fibre is growing very rapidly, with 809,000 subscribers at 31 December 2015 (up 3.9x in one year). Similarly, Internet TV services (IPTV) posted strong growth, with 306,000 customers at 31 December 2015 (up 2.8x in one year), led by the success of football championship broadcast offers.

Restated EBITDA for Spain stabilised with respect to the full year with a slight decrease of 0.4% in 2015 (on a comparable basis), after declining 7.8% in 2014. The restated EBITDA margin (25.1%) improved 0.5 percentage points in relation to the previous year. The significant reduction of commercial costs (related to equipment purchases for customers and distribution costs) offset the revenue decline and the increased costs for connectivity and content purchases. In the 2nd half of 2015, increased revenues and the initial impact of the synergies with Jazztel led to 6.2% growth of restated EBITDA on a comparable basis.

CAPEX in Spain climbed 5.3% in 2015 on a comparable basis and the ratio of CAPEX to revenues was 20.3% (+1.5 percentage points year on year), led by the growth of investments in fibre. At 31 December 2015, 6.8 million households had fibre connectivity. In addition, investments in 4G continued to be high, and 4G coverage reached 85% of the population at 31 December 2015.

Poland

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,831	2,914	2,918	(2.9)%	(3.0)%
Restated EBITDA	841	920	921	(8.6)%	(8.6)%
Restated EBITDA / Revenues	29.7%	31.6%	31.6%	0	0
CAPEX	463	418	418	10.8%	10.8%
CAPEX / Revenues	16.4%	14.3%	14.3%

Poland’s revenues declined 5.1% in the 4th quarter of 2015 after falling 2.4% in the 3rd quarter on a comparable basis. The downturn of the 4th quarter is related to decreased revenues from cooperative infrastructure projects with local authorities[8]. Excluding this impact, the revenue trend in the 4th quarter was comparable to that of the 3rd quarter.

Mobile services improved, with a modest decline of 1.9% in the 4th quarter after falling 2.8% in the preceding quarter. Commercial momentum was particularly strong, with 274,000 net contract additions in the 4th quarter, the strongest quarterly growth on record in the past 10 years. In all, the contract customer base was up 8.9% year on year (+682,000 net additions). In particular, mobile broadband services (dongles) were up sharply (+32% year on year) and the Group had a total of 2.046 million 4G users at 31 December 2015 (up 3.3x in one year). At the same time, convergent offers rose 35% year on year, with 728,000 customers at 31 December 2015.

The growth of mobile equipment sales remained high (+27.1% in the 4th quarter), led by sales of the instalment payment plan.

Fixed services fell 8.5% in the 4th quarter. Traditional telephony continued its downward trend (-11.4%) and fixed broadband revenues were down 5.0%. The decline of the broadband customer base (-6.1% year on year at 31 December 2015) was partially offset by the 1.3% growth in ARPU, with the rapid development of triple-play offers and voice over IP. Very high-speed broadband offers (VDSL and fibre) also had strong growth, with 316,000 customers at 31 December 2015 (including 17,000 fibre customers). Very high-speed broadband offers represented 15% of the broadband customer base at 31 December 2015, versus 8% one year earlier.

Restated EBITDA for Poland declined 8.6% in 2015, and the restated EBITDA margin (29.7%) was down 1.9 percentage points on a comparable basis. The decrease in restated EBITDA reflects the impact of the decline of revenues, whereas operating costs remained generally stable: reduced indirect costs (labour expenses, network and IT costs, overheads and advertising expenses) offset increased direct costs (interconnection expenses and customer equipment costs).

CAPEX in Poland rose 10.8% in 2015, and the ratio of CAPEX to revenues was 16.4% (up 2.0 percentage points on the previous year). A growing share of investments was devoted to implementing the very high-speed fixed broadband services programme. More than 4.7 million households were eligible for VDSL at 31 December 2015 and 716,000 households had fibre connectivity in 16 cities at that date. Deployment of 4G continued, with coverage reaching 84% of the population at 31 December 2015, an increase of 23 percentage points in one year.

Belgium & Luxembourg

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,235	1,249	1,249	(1.1)%	(1.1)%
Restated EBITDA	276	275	275	0.4%	0.4%
Restated EBITDA / Revenues	22.3%	22.0%	22.0%	0	0
CAPEX	193	215	215	(10.3)%	(10.3)%
CAPEX / Revenues	15.6%	17.2%	17.2%

Revenues in Belgium & Luxembourg rose 2.3% in the 4th quarter and confirmed the return to growth which began in the 3rd quarter (+0.6%). Mobile services continued their upward trend. The mobile contract customer base[9] (2.3 million customers at 31 December 2015) rose 2.3% year on year with 51,000 net additions, 32,000 of which were in the 4th quarter. 4G continued to grow rapidly with 1.0 million users at 31 December 2015 (up 2x year on year). The average annual ARPU of contract customers in Belgium was up 3.6% at 31 December 2015, led in particular by the growth of data services. The MVNO customer base (1.787 million customers at 31 December 2015) increased 14.6% year on year.

Restated EBITDA for Belgium & Luxembourg was stable in 2015: reduced direct costs (interconnection and distribution costs) were offset by the impact of the revenue decline and increased indirect costs, related in particular to the pylon tax in Wallonia, which was raised in the 4th quarter. Despite this increase in operating taxes, the restated EBITDA margin (22.3%) improved 0.3 percentage points on the preceding year.

CAPEX in Belgium & Luxembourg fell 10.3% in 2015 following the substantial investments made in 4G services in 2014. In Belgium, Mobistar confirmed its position as the leader in 4G coverage, reaching 99% of the population at 31 December 2015, and the deployment of 4G+ (currently in the pilot phase), with the commercial launch expected in the coming months.

Central European countries

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,648	1,625	1,760	1.4%	(6.3)%
Restated EBITDA	546	589	637	(7.2)%	(14.2)%
Restated EBITDA / Revenues	33.2%	36.2%	36.2%	0	0
CAPEX	263	264	279	(0.5)%	(5.6)%
CAPEX / Revenues	16.0%	16.3%	15.8%

Revenues in the Central European countries rose 2.9% in the 4th quarter of 2015 on a comparable basis. Romania was up 7.4% in the 4th quarter, led by the increase in mobile services and, to a lesser extent, by higher mobile equipment sales and fixed television services. Slovakia declined 3.6% in the 4th quarter: the growth of mobile equipment sales slowed in the 4th quarter while the decline in mobile services revenues linked to price reductions continued at the same pace as in the preceding quarter. Moldova was down 5.0% in the 4th quarter, impacted by the decline in mobile services and mobile equipment sales.

Central European countries had a mobile customer base of 15.212 million at 31 December 2015. Contracts rose 4.7% year on year (7.860 million customers) on a comparable basis, representing 51.7% of the mobile customer base at 31 December 2015 (+3.5 percentage points year on year). Slovakia’s fixed broadband customer base totalled 152,000 customers at 31 December 2015 (+17.0% year on year), and the number of television services customers in Romania (275,000 at 31 December 2015) rose 75.4% in one year.

Restated EBITDA for the Central European countries declined by 42 million euros in 2015 on a comparable basis. Increased direct costs (commercial costs and interconnection costs) were partially offset by increased revenues and decreased indirect costs (advertising and frequency fees).

CAPEX was stable in the Central European countries in 2015 (on a comparable basis) and mainly concerned the development of 3G and 4G networks. Orange remains the 4G leader in Romania, covering 72% of the population and deploying 4G+ (13 cities covered at the end of December 2015). In Slovakia, 4G coverage reached 65% at the end of December (+35 percentage points in one year) and 4G+ is available in 7 cities. In Moldova, 4G coverage reached 84% at 31 December 2015 (+51 percentage points year on year).

Africa & Middle East

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	4,899	4,659	4,286	5.1%	14.3%
Restated EBITDA	1,668	1,591	1,402	4.9%	19.0%
Restated EBITDA / Revenues	34.1%	34.1%	32.7%	0	0
CAPEX	922	850	779	8.5%	18.4%
CAPEX / Revenues	18.8%	18.2%	18.2%

Revenues in the Africa & Middle East segment were 1.312 billion euros in the 4th quarter, slightly higher than that of the 3rd quarter (1.304 billion euros). In relation to the preceding year, however, quarterly growth slowed in the 4th quarter (+2.8% on a comparable basis) after strong growth in the 3rd quarter (+6.8%). Overall, revenues increased 5.1% (+239 million euros) for the full year 2015 on a comparable basis.

In particular, mobiles services rose 7.0% in 2015, led by Côte d’Ivoire, Egypt, the Democratic Republic of the Congo, Mali and Guinea. Data services were up sharply (+55% for the year) and represented a very large share of the growth from mobile services. Orange Money had 16.4 million customers at 31 December 2015 (+31% year on year on a comparable basis) and annual revenues were up 64%.

The mobile base increased 4.1% year on year on a comparable basis to 110.2 million customers. Net additions in the 4th quarter were nonetheless impacted by the adoption of customer identity verification in certain countries, notably Egypt, Mali and the Democratic Republic of the Congo. The countries contributing to mobile customer base growth are mainly Côte d'Ivoire, the Democratic Republic of the Congo, Cameroon and Guinea.

Restated EBITDA for the Africa & Middle East segment rose 4.9% in 2015 (+78 million euros) on a comparable basis, while the restated EBITDA margin (34.1%) was stable (-0.1 percentage point compared with the preceding year). The increased operating costs related to business development mainly refer to network expenses (including subcontracting of operations and technical maintenance), property expenses and operating taxes. In addition to the increased operating taxes linked with revenue growth, the tax burden rose in Guinea and Mali in 2015.

CAPEX in the Africa & Middle East segment climbed 8.5% in 2015 on a comparable basis, and the ratio of CAPEX to revenues was 18.8%, an increase of 0.6 percentage points in relation to 2014. 3G is now deployed in all countries of the Africa & Middle East segment, with the most recent launches occurring in Iraq, Cameroon and Guinea-Bissau. 4G was available in two new countries in December 2015 (Cameroon and Guinea-Bissau), bringing the total number of countries in the Africa & Middle East segment with 4G coverage to six; the others countries are Botswana, Jordan, Morocco and Mauritius.

Enterprise

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	6,405	6,465	6,299	(0.9)%	1.7%
Restated EBITDA	954	956	990	(0.3)%	(3.7)%
Restated EBITDA / Revenues	14.9%	14.8%	15.7%
CAPEX	325	336	325	(3.3)%	0.1%
CAPEX / Revenues	5.1%	5.2%	5.2%

Revenues in the Enterprise segment for the 4th quarter confirm the improvement observed during the previous two quarters, with a decline limited to 0.4% on a comparable basis after the 0.5% increase in the 3rd quarter and the 0.5% decrease of in the 2nd quarter, versus a decline of 3.4% in the 1st quarter.

IT and integration services rose 3.6% in the 4th quarter, led by security solutions and cloud computing, which were up 14% and 7% respectively in the quarter. Added to this was the rebound of integration and videoconferencing services.

Data service revenues were nearly stable in the 4th quarter (-0.2%): revenues from IPVPN subscribers rose 1.6%, while the decline of legacy services slowed significantly (down 6.9%, after falling 13.7% over the first nine months of the year).

Voice services declined 6.0% in the 4th quarter, reflecting the downward trend of traditional fixed telephony.

Restated EBITDA for the Enterprise segment stabilised in 2015 (-0.3% on a comparable basis), while the restated EBITDA margin (14.9%) improved by 0.1 percentage points compared with the preceding year. The revenue decline was offset by reduced operating costs (interconnection and network costs, advertising and overheads) and by increased income from asset disposals.

CAPEX in the Enterprise segment was down 3.3% compared with the preceding year on a comparable basis. CAPEX in the Enterprise segment was notably linked to IT and equipment installed at customer sites.

International Carriers & Shared Services

In millions of euros	period ended 31 December
	2015	2014	2014	15/14	15/14
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,915	1,845	1,894	3.8%	1.1%
Restated EBITDA	(4)	13	16	-	-
Restated EBITDA / Revenues	(0.2)%	0.7%	0.8%	0	0
CAPEX	359	232	236	54.9%	52.2%
CAPEX / Revenues	18.7%	12.6%	12.5%

Revenues in the International Carriers and Shared Services segment rose 3.8% in 2015 on a comparable basis, led by the growth of international carrier services and by the development of content services, particularly OCS and Orange Studio.

Restated EBITDA for the International Carriers and Shared Services segment was relatively stable at -4 million euros in 2015 compared to +13 million euros in 2014 on a comparable basis. The increase in direct costs between the two periods reflects the higher interconnection costs of international services and the rise in costs of content purchases linked to revenue growth. Savings achieved on indirect costs (property expenses, network costs and overheads) offset investments in the development of the Orange brand and management costs for the Group’s portfolio of operations, related to ongoing transactions.

CAPEX in the International Carriers and Shared Services segment (359 million euros in 2015) rose significantly in relation to the preceding year, mostly tied to property modernisation projects. Investments in submarine cables continued in 2015, principally with the capacity increase of the SEA-ME-WE 3 and 4 cables linking Europe to the Middle East and Asia, and the deployment of the Americas II cable linking the Caribbean to Florida and Brazil.

Schedule of upcoming events

-26 April 2016: 1st quarter 2016 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com Caroline Simeoni caroline.simeoni@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury
caroline.maury@orange.com

Samuel Castelo
samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com ; www.orange.es ; www.ee.co.uk ; www.tp-ir.pl ; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly with respect to customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange’s action plans for human resources, and the success of Orange’s other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	2015	2014	2013
Revenues	40,236	39,445	40,981
External purchases	(17,697)	(17,251)	(17,965)
Other operating income	585	674	687
Other operating expense	(1,069)	(856)	(508)
Labour expenses	(9,032)	(9,066)	(9,019)
Operating taxes and levies	(1,783)	(1,795)	(1,717)
Gains (losses) on disposal	235	430	119
Restructuring costs and similar items	(198)	(469)	(343)
EBITDA	11,277	11,112	12,235
Depreciation and amortization	(6,465)	(6,038)	(6,052)
Remeasurement resulting from business combinations	6	-	-
Impairment of goodwill	-	(229)	(512)
Impairment of fixed assets	(38)	(59)	(124)
Share of profits (losses) of associates and joint ventures	(38)	(215)	(214)
Operating income	4,742	4,571	5,333
Cost of gross financial debt	(1,597)	(1,653)	(1,746)
Gains (losses) on assets contributing to net financial debt	39	62	59
Foreign exchange gains (losses)	1	22	(18)
Other net financial expenses	(26)	(69)	(45)
Finance costs, net	(1,583)	(1,638)	(1,750)
Income tax	(649)	(1,573)	(1,405)
Consolidated net income after tax of continuing operations	2,510	1,360	2,178
Consolidated net income after tax of discontinued operations (EE)	448	(135)	(45)
Consolidated net income after tax	2,958	1,225	2,133
Net income attributable to owners of the parent	2,652	925	1,873
Non-controlling interests	306	300	260
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
•	basic	0.76	0.36	0.73
•	diluted	0.75	0.36	0.73
Net income of discontinued operations
•	basic	0.17	(0.05)	(0.02)
•	diluted	0.17	(0.05)	(0.02)
Net income
•	basic	0.93	0.31	0.71
•	diluted	0.92	0.31	0.71

Appendix 2: consolidated statement of financial position

(in millions of euros)	31 December 2015	31 December 2014	31 December 2013
Assets
Goodwill	27,071	24,784	24,988
Other Intangible assets	14,327	11,811	11,744
Property, plant and equipment	25,123	23,314	23,157
Interests in associates and joint ventures	162	603	6,525
Non-current financial assets	835	4,232	1,963
Non-current derivatives assets	1,297	579	57
Other non-current assets	85	76	66
Deferred tax assets	2,430	2,817	3,251
Total non-current assets	71,330	68,216	71,751
Inventories	763	709	637
Trade receivables	4,876	4,612	4,360
Current financial assets	1,283	245	209
Current derivatives assets	387	48	143
Other current assets	983	677	769
Operating taxes and levies receivables	893	890	924
Current tax assets	163	132	110
Prepaid expenses	495	392	377
Cash and cash equivalent	4,469	6,758	5,916
Total current assets	14,312	14,463	13,445
Assets held for sale (1)	5,788	5,725	637
Total assets	91,430	88,404	85,833

Equity and liabilities
Share capital	10,596	10,596	10,596
Additional paid-in capital	16,790	16,790	16,790
Retained earnings (2)	3,521	2,173	(3,037)
Equity attributable to the owners of the parent	30,907	29,559	24,349
Non-controlling interest	2,360	2,142	1,985
Total equity	33,267	31,701	26,334
Non-current financial liabilities	29,528	29,482	30,319
Non-current derivatives liabilities	252	721	1,259
Non-current fixed assets payable	1,004	564	349
Non-current employee benefits	3,142	3,239	2,924
Non-current provisions for dismantling	715	712	687
Non-current restructuring provisions	225	336	155
Other non-current liabilities	792	677	696
Deferred tax liabilities	879	957	954
Total non-current liabilities	36,537	36,688	37,343
Current financial liabilities	4,536	4,891	7,162
Current derivatives liabilities	131	169	106
Current fixed assets payable	2,728	1,791	1,922
Trade payables	6,227	5,775	5,618
Current employee benefits	2,214	1,984	2,009
Current provisions for dismantling	18	21	23
Current restructuring provisions	189	162	157
Other current liabilities	1,695	1,294	1,288
Operating taxes and levies payables	1,318	1,288	1,200
Current tax payables	434	684	592
Deferred income	2,136	1,956	1,974
Total current liabilities	21,626	20,015	22,051
Liabilities related to assets held for sale (1)	-	-	105
Total equity and liabilities	91,430	88,404	85,833

(1) Telkom Kenya and EE in 2015, EE in 2014 and Orange Dominicana in 2013.
(2) O/w subordinated notes.

Appendix 3: consolidated statement of cash flows

(in millions of euros)	2015	2014	2013
Operating activities
Consolidated net income	2,958	1,225	2,133
Adjustments to reconcile net income (loss) to funds generated from operations	9,921	11,671	11,795
Changes in working capital	275	(236)	(110)
Other net cash out	(3,627)	(3,858)	(6,559)
Net cash provided by operating activities (a)	9,527	8,802	7,259
o/w discontinued operations (EE)	535	468	414
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(6,441)	(5,939)	(5,997)
Cash paid for investment securities, net of cash acquired	(3,455)	(44)	(69)
Investments in associates and joint ventures	-	(4)	(2)
Purchases of equity securities measured at fair value	(10)	(7)	(18)
Proceeds from sales of Dailymotion, net of cash transferred	238	-	-
Proceeds from sales of Orange Dominicana, net of cash transferred	-	771	-
Other proceeds from sales of investment securities, net of cash transferred	59	305	76
Decrease (increase) in securities and other financial assets	203	(1,434)	(34)
Net cash used in investing activities (b)	(9,406)	(6,352)	(6,044)
o/w discontinued operations (EE)	-	-	-
Financing activities
Long-term debt issuances	817	1,460	3,209
Long-term debt redemptions and repayments	(4,412)	(5,101)	(4,001)
Increase (decrease) of bank overdrafts and short-term borrowings	(101)	(892)	(151)
Decrease (increase) of deposits and other debt-linked financial assets	1,809	602	(751)
Exchange rates effects on derivatives, net	320	91	(135)
Subordinated notes issuance, net of premium and fees	-	5,715	-
Coupon on subordinated notes issuance	(272)	-	-
Proceeds (purchases) from treasury shares	(1)	55	(24)
Proceeds from treasury shares - Employee shareholding plan (Cap'Orange)	32	70	-
Changes in ownership interests with no gain / loss of control	(221)	(14)	(11)
Dividends paid to owners of the parent company	(1,589)	(1,846)	(1,314)
Dividends paid to non-controlling interests	(306)	(294)	(359)
Net cash used in financing activities (c)	(3,924)	(154)	(3,537)
o/w discontinued operations (EE)	(16)	2	(195)
Net change in cash and cash equivalents (a) + (b) + (c)	(3,803)	2,296	(2,322)

Net change in cash and cash equivalents
Cash and cash equivalents - opening balance	6,758	5,934	8,321
o/w continuing operations	6,758	5,916	8,321
o/w discontinued operations	-	18	-
Cash change in cash and cash equivalents	(3,803)	2,296	(2,322)
Non-cash change in cash and cash equivalents	1,514	(1,472)	(65)
Monetary financial securities in connection with the offer on Jazztel*	1,501	(1,501)	-
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	13	29	(65)
Cash and cash equivalents - closing balance	4,469	6,758	5,934
o/w continuing operations	4,469	6,758	5,916
o/w discontinued operations	-	-	18

*In connection with the Jazztel offer, the Group pledged 2.9 billion euros in monetary instruments as collateral in 2014, including 1.4 billion euros in current financial assets and 1.5 billion euros in cash equivalents (reclassified in non-current financial assets). The collateral was released in 2015. This transaction was reflected in the consolidated cash flow statement by a non-monetary variation of cash equivalents in the amount of 1.5 billion euros corresponding to the cancellation of the transfer of initially pledged cash equivalents to non-current financial assets.

Appendix 4: change in net financial debt from 2014 to 2015

(in millions of euros, on an historical basis)	31 December 2015	31 December 2014
Restated EBITDA- CAPEX	5,940	6,554
Licences and spectrum	(410)	(294)
Net interest expense cash out and dividends received	(1,151)	(1,363)	(1)
Income taxes cash out	(727)	(758)
Change in working capital requirements	275	(236)	(2)
Other operational items	(838)	(1,041)	(3)
Dividends paid to owners of parent company	(1,589)	(1,846)	(4)
Dividends paid to non-controlling interests	(306)	(294)
Purchase/Disposal of own shares	31	125
Acquisitions and disposal	(4,214)	1,007	(5)
Escrow in the context of the acquisition of Jazztel	2,901	(2,901)	(6)
Subordinated notes issuance	-	5,715
Coupons on subordinated notes	(272)	-
Other financial items	(102)	(32)
Variation in net debt	(462)	4,636
Net financial debt	(26,552)	(26,090)
Restated ratio of net financial debt / EBITDA*	2.01x	2.09x

(1)Reduction of financial expenses paid in 2015 in comparison with 2014, related in particular to the increase in the dividend paid by EE.

(2)The change in WCR in 2015 reflects the impact of the 350-million-euro fine for which Orange received notice from the Competition authority in France on 17 December 2015. Paid in January 2016, it generates a favourable change in WCR for 2015.

(3)Other operating items mainly include disbursements related to restructuring costs and disputes.

(4)In 2015: balance of 2014 dividend paid on 10 June 2015 (0.40 euros per share) and payment of the interim 2015 dividend (0.20 euros per share paid on 9 December 2015). In 2014: balance of 2013 dividend paid on 5 June 2014 (0.50 euros per share) and payment of the interim 2014 dividend (0.20 euros per share paid on 9 December 2014).

(5)In 2015: acquisition of 100% of Jazztel, increased participation in and consolidation of Médi Telecom and disposal of 90% of Dailymotion. In 2014: disposal of Orange Dominicana and Wirtualna Polska, and collection of proceeds from the disposal of Sonaecom.

(6)In connection with the Jazztel acquisition, the pledge of 2.9 billion euros in monetary instruments as collateral set up in 2014 was released in 2015.

The restated ratio of net debt to EBITDA is calculated based on the Group's net financial debt and 50% of the net financial debt of EE as a ratio of:

-the Group’s restated EBITDA calculated for the 12 preceding months;

-50% of EE’s EBITDA, excluding restructuring costs of 336 million pounds sterling (at 100%) in 2014 related to the "Phones 4u" partner distribution network after it went into receivership;

-the EBITDA from Jazztel in Spain in the 1st half of 2015 due to its full consolidation on 1 July 2015 following its acquisition; and

-the EBITDA from Médi Telecom in Morocco in the 1st half of 2015 due to the increased participation and full consolidation from 1 July 2015.

Appendix 5: analysis of restated consolidated EBITDA

	2015	2014	change
		comparable basis	comparable basis
In millions of euros			(in %)

Full year data
Revenues	40,236	40,283	(0.1)%
External purchases	(17,697)	(17,740)	(0.2)%
as % of revenues	44.0%	44.0%	(0.1) pt
of which:
Interconnection costs	(5,228)	(5,068)	3.2%
as% of revenues	13.0%	12.6%	0.4 pt
Other network and IT expenses	(2,871)	(2,837)	1.2%
as% of revenues	7.1%	7.0%	0.1 pt
Property, overheads, other expenses and capitalized costs	(3,048)	(3,221)	(5.4)%
as% of revenues	7.6%	8.0%	(0.4) pt
Commercial expenses and content costs	(6,549)	(6,614)	(1.0)%
as% of revenues	16.3%	16.4%	(0.1) pt
Labour expenses*	(8,460)	(8,572)	(1.3)%
as % of revenues	21.0%	21.3%	(0.3) pt
Other operating income and expenses*	(1,692)	(1,570)	7.8%
Gains (losses) on disposals of assets*	66	50	-
Restructuring costs*	(26)	(34)	-
Restated EBITDA*	12,426	12,417	0.1%
as % of revenues	30.9%	30.8%	0.1 pt

* EBITDA restatements relate to the following exceptional items:

In 2015:

-a net expense of 572 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a net expense for various disputes in the amount of 450 million euros (provisions related to disputes in France and abroad);

-a restructuring expense in the amount of 172 million euros; and

-net proceeds from the review of the asset portfolio in the amount of 45 million euros.

In 2014 (comparable basis):

-an expense in the amount of 565 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a restructuring expense in the amount of 439 million euros; and

-a net expense of 399 million euros for various disputes.

	2015	2014	change
		comparable basis	comparable basis
In millions of euros			(in %)

4rth quarter
Revenues	10,395	10,384	0.1%
External purchases	(4,858)	(4,920)	(1.2)%
as % of revenues	46.7%	47.4%	(0.6) pt
of which:
Interconnection costs	(1,382)	(1,348)	2.5%
as% of revenues	13.3%	13.0%	0.3 pt
Other network and IT expenses	(755)	(753)	0.2%
as% of revenues	7.3%	7.3%	0.0 pt
Property, overheads, other expenses and capitalized costs	(762)	(828)	(8.0)%
as% of revenues	7.3%	8.0%	(0.6) pt
Commercial expenses and content costs	(1,959)	(1,990)	(1.5)%
as% of revenues	18.8%	19.2%	(0.3) pt
Labour expenses*	(2,125)	(2,165)	(1.8)%
as % of revenues	20.4%	20.9%	(0.4) pt
Other operating income and expenses*	(356)	(277)	28.5%
Gains (losses) on disposals of assets*	18	17	-
Restructuring costs*	(11)	(19)	-
Restated EBITDA*	3,063	3,020	1.4%
as % of revenues	29.5%	29.1%	0.4 pt

* EBITDA restatements relate to the following exceptional events:

In 4th quarter 2015:

-a net expense of 425million euros related to the Part Time for Seniors plan in France and other items related to labour expenses;

-a restructuring expense in the amount of 89 million euros;

-a net expense for various disputes in the amount of 37 million euros (provisions related to disputes in France and abroad); and

-an expense related to the review of the asset portfolio in the amount of 15 million euros.

In 4th quarter 2014:

-a restructuring expense in the amount of 352 million euros;

-an expense in the amount of 343 million euros related to the Part Time for Seniors plan in France and other items related to labour expenses; and

-a net expense for various disputes in the amount of 99 million euros (adjustment of provisions related to disputes in France and abroad).

Appendix 6: revenues by operating segment

	2015	2014	2014	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

Full year data
France	19,141	19,304	19,304	(0.8)%	(0.8)%
Mobile services	7,507	7,675	7,675	(2.2)%	(2.2)%
Mobile equipment sales	730	601	601	21.6%	21.6%
Fixed services	10,327	10,479	10,535	(1.4)%	(2.0)%
Fixed services retail	6,411	6,606	6,592	(3.0)%	(2.7)%
Fixed wholesale	3,916	3,873	3,943	1.1%	(0.7)%
Other revenues	577	549	493	-	-
Europe	9,963	10,139	9,799	(1.7)%	1.7%
Mobile services	6,078	6,267	6,363	(3.0)%	(4.5)%
Mobile equipment sales	867	857	823	1.2%	5.3%
Fixed services	2,799	2,836	2,424	(1.3)%	15.5%
Other revenues	219	179	189	-	-
Of which:
Spain	4,253	4,355	3,876	(2.3)%	9.7%
Mobile services	2,403	2,517	2,492	(4.5)%	(3.6)%
Mobile equipment sales	470	530	489	(11.3)%	(3.8)%
Fixed services	1,375	1,300	888	5.7%	54.9%
Other revenues	5	8	7	-	-
Poland	2,831	2,914	2,918	(2.9)%	(3.0)%
Mobile services	1,314	1,366	1,365	(3.8)%	(3.7)%
Mobile equipment sales	154	102	102	50.9%	51.0%
Fixed services	1,215	1,319	1,319	(7.9)%	(7.9)%
Other revenues	148	127	132	-	-
Belgium & Luxembourg	1,235	1,249	1,249	(1.1)%	(1.1)%
Mobile services	1,006	1,019	1,019	(1.3)%	(1.3)%
Mobile equipment sales	128	131	131	(2.5)%	(2.5)%
Fixed services	80	92	92	(13.8)%	(13.8)%
Other revenues	21	7	7	-	-
Central European countries	1,648	1,625	1,760	1.4%	(6.3)%
Mobile services	1,358	1,368	1,489	(0.7)%	(8.9)%
Mobile equipment sales	115	93	101	23.1%	13.6%
Fixed services	130	125	125	4.4%	4.2%
Other revenues	45	39	45	-	-
Intra-Europe eliminations	(4)	(4)	(4)	-	-
Africa & Middle East	4,899	4,659	4,286	5.1%	14.3%
Mobile services	3,953	3,695	3,336	7.0%	18.5%
Mobile equipment sales	78	75	74	4.7%	6.3%
Fixed services	770	791	789	(2.7)%	(2.3)%
Other revenues	98	98	87	-	-
Enterprise	6,405	6,465	6,299	(0.9)%	1.7%
Voice services	1,528	1,615	1,613	(5.4)%	(5.3)%
Data services	2,959	3,008	2,900	(1.6)%	2.0%
IT and integration services	1,918	1,842	1,786	4.1%	7.4%
International Carriers & Shared Services	1,915	1,845	1,894	3.8%	1.1%
International Carriers	1,555	1,528	1,523	1.8%	2.1%
Shared Services	360	317	371	13.6%	(2.7)%
Intra-Group eliminations	(2,087)	(2,129)	(2,137)	-	-
Group total	40,236	40,283	39,445	(0.1)%	2.0%

	2015	2014	2014	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

4rth quarter
France	4,862	4,865	4,865	(0.1)%	(0.1)%
Mobile services	1,869	1,873	1,873	(0.2)%	(0.2)%
Mobile equipment sales	244	230	230	6.0%	6.0%
Fixed services	2,593	2,617	2,631	(0.9)%	(1.4)%
Fixed services retail	1,603	1,629	1,625	(1.6)%	(1.4)%
Fixed wholesale	990	989	1,006	0.1%	(1.6)%
Other revenues	156	144	131	-	-
Europe	2,618	2,645	2,452	(1.0)%	6.8%
Mobile services	1,536	1,535	1,542	0.0%	(0.4)%
Mobile equipment sales	224	255	242	(12.2)%	(7.5)%
Fixed services	800	798	614	0.2%	30.4%
Other revenues	58	56	54	-	-
Of which:
Spain	1,189	1,198	979	(0.7)%	21.5%
Mobile services	626	622	611	0.7%	2.6%
Mobile equipment sales	104	152	137	(31.4)%	(24.0)%
Fixed services	461	428	230	7.8%	100.1%
Other revenues	(2)	(4)	1	-	-
Poland	686	723	733	(5.1)%	(6.4)%
Mobile services	320	327	331	(1.9)%	(3.2)%
Mobile equipment sales	44	34	35	27.1%	26.1%
Fixed services	287	313	318	(8.5)%	(10.0)%
Other revenues	35	49	49	-	-
Belgium & Luxembourg	323	315	315	2.3%	2.3%
Mobile services	253	255	255	(0.6)%	(0.6)%
Mobile equipment sales	40	38	38	5.4%	5.4%
Fixed services	19	23	30	(17.6)%	(38.3)%
Other revenues	11	0	(7)	-	-
Central European countries	422	410	425	2.9%	(0.8)%
Mobile services	337	332	346	1.4%	(2.7)%
Mobile equipment sales	37	32	33	16.5%	11.1%
Fixed services	34	35	35	(2.9)%	(3.2)%
Other revenues	15	12	11	-	-
Intra-Europe eliminations	(1)	(1)	(1)	-	-
Africa & Middle East	1,312	1,276	1,142	2.8%	14.9%
Mobile services	1,065	1,021	892	4.3%	19.4%
Mobile equipment sales	24	21	21	11.1%	15.3%
Fixed services	197	203	203	(3.2)%	(2.8)%
Other revenues	26	30	27	-	-
Enterprise	1,657	1,664	1,635	(0.4)%	1.3%
Voice services	377	401	398	(6.0)%	(5.4)%
Data services	750	752	735	(0.2)%	2.1%
IT and integration services	530	512	502	3.6%	5.5%
International Carriers & Shared Services	473	475	496	(0.4)%	(4.7)%
International Carriers	380	391	390	(2.7)%	(2.5)%
Shared Services	93	84	106	10.7%	(12.5)%
Intra-Group eliminations	(526)	(541)	(541)	-	-
Group total	10,395	10,384	10,049	0.1%	3.5%

Appendix 7: key performance indicators

	31 December 2015	31 December 2014
Orange Group
Total number of customers* (millions)	262.912	244.161
Mobile customers* (millions)	201.161	185.327
- of which contract customers (millions)	72.179	65.235
Fixed broadband customers (millions)	18.116	16.014
IPTV and satellite TV customers (millions)	7.933	7.190
France
Mobile services
Number of customers* (millions)	28.424	27.087
- of which contract customers (millions)	24.141	21.961
Total ARPU (euros)	22.5	22.8
Fixed services
Number of fixed retail lines (millions)	16.250	16.577
Number of broadband customers (millions)	10.734	10.354
Broadband market share at end of period (%)	39.9 **	39.9
Broadband ARPU (euros)	33.0	33.3
Number of IPTV and satellite TV customers (millions)	6.423	6.051
Number of wholesale lines (millions)	13.978	13.771
Europe***
Mobile services
Number of customers* (millions)	50.400	48.508
- of which contract customers (millions)	31.438	28.015
Number of MVNO customers (millions)	3.343	4.819
Fixed services
Number of fixed lines (millions)	9.105	7.893
Number of broadband customers (millions)	6.047	4.377
Spain
Mobile services
Number of customers* (millions)	15.248	12.613
- of which contract customers (millions)	12.023	9.399
Total ARPU (euros)	13.7	15.6
Number of MVNO customers (millions)	1.550	3.237
Fixed services
Number of broadband customers (millions)	3.753	1.965
Broadband ARPU (euros)	29.2	27.9
Poland
Mobile services
Number of customers* (millions)	15.906	15.629
- of which contract customers (millions)	8.361	7.679
Total ARPU (PLN)	30.3	31.5
Fixed services
Number of fixed lines (millions)	5.156	5.710
Number of broadband customers (millions)	2.105	2.241
Number of IPTV and satellite TV customers (thousands)	787	749
Broadband ARPU (PLN)	61.2	60.4

* Excluding customers of MVNOs
** Company estimate.
*** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries.

	31 December 2015	31 December 2014
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	4.033	4.041
- of which contract customers (millions)	3.194	3.153
Total ARPU - Belgium (euros)	23.9	23.6
Number of MVNO customers (millions)	1.787	1.559
Fixed services
Number of telephone lines (thousands)	195	216
Number of broadband customers (thousands)	32	38
Central European countries
Mobile services
Number of customers* (millions)	15.212	16.225
- of which contract customers (millions)	7.860	7.785
Fixed services
Number of broadband customers (thousands)	156	134
Africa & Middle East
Mobile services
Number of customers* (millions)	110.243	97.494
- of which contract customers (millions)	8.930	7.808
Fixed services
Total number of telephone lines (thousands)	1,151	1,190
Number of broadband customers (thousands)	869	866
Enterprise
France
Number of legacy telephone lines (thousands)	2,961	3,161
Number of IP-VPN accesses (thousands)	294	294
Number of XoIP connections (thousands)	89	87
World
Total number of IP-VPN accesses worldwide (thousands)	349	345
EE (United Kingdom) **
Mobile services
Number of customers* (millions)	24.187	24.476
- of which contract customers (millions)	15.338	14.901
Total ARPU (£/month, based on quarterly revenues)	19.0	19.2
Fixed services
Number of broadband customers (thousands)	933	834

* Excluding customers of MVNOs.
** The EE customer bases are 50% consolidated in the Orange Group customer bases.

Appendix 8: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[10] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] At the start of 2015, Orange anticipated a 2015 restated EBITDA of between 11.9 and 12.1 billion euros. At the time of the publication of the results to 30 September 2015, and in light of the solid results for the first nine months of the year, the Group announced a restated EBITDA target of at least 12.3 billion euros for 2015, which also reflected the consolidation of Jazztel and Médi Telecom from 1 July 2015 and the disposal of Orange Armenia on 3 September. For the previous scope of operations, this target corresponds to the upper end of the initial target range announced at the beginning of 2015.

[2] Excluding machine-to-machine contracts.

[3] Subject to the approval of the Annual General Meeting of shareholders.

[4] The ex-dividend date is set at 21 June 2016 and the record date at 22 June 2016.

[5] Under this reform, decided by the regulator and instituted from 1 October 2015, the communication price for calls to special numbers (excluding the surcharge specific to some of these special numbers) is included in unlimited contracts.

[6] Revenues from incoming mobile traffic, national and international roaming, network sharing and MVNOs.

[7] Excluding machine-to-machine contracts.

[8] Products recognized under the heading “other revenues”.

[9] Excluding machine-to-machine contracts.

[10] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: February 16, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations